CONTINENTAL PRECIOUS MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

January 14, 2004


05005370

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements and Management Discussion and Analysis for the six months ended November 30th, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shereen Dorey

/sd

Encls.


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH. D.C.
202
SECTION

NOTICE TO SHAREHOLDERS
FOR THE THREE AND SIX MONTHS ENDED
NOVEMBER 30, 2004

CONTINENTAL PRECIOUS MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Continental Precious Minerals Inc. have not performed a review of the unaudited financial statements for the three and six months ended November 30, 2004 and November 30, 2003.


SEC MAIL PROCESSING
RECEIVED
JAN 2 1 2005
WASH. D.C. 202 SECTION

Continental Precious Minerals Inc.

Consolidated Balance Sheets
(Prepared By Management)

	November 30, 2004 (Unaudited)	May 31, 2004 (Audited)
ASSETS		
Current		
Cash	$ 278,402	$ 444,930
Marketable securities	70,242	62,979
Accounts receivable	106,911	783
	455,555	508,692
Resource properties	1	1
	$ 455,556	$ 508,693
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 34,240	$ 27,146
Deficiency in investment	138,264	130,439
	172,504	157,585
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,513 common shares)	4,293,379	4,293,379
Contributed surplus	21,673	21,673
Deficit	(4,032,000)	(3,963,944)
	283,052	351,108
	$ 455,556	$ 508,693

Continental Precious Minerals Inc.

Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended November 30,		Six Months Ended November 30,	
	2004	2003	2004	2003
Revenue				
Interest income	$ -	$ 14,123	$ 265	$ 14,615
Gain on sale of marketable securities	-	94,776	2,016	129,763
	-	108,899	2,281	144,378
Expenses				
Write-down of marketable securities	9,053	(25,601)	21,393	1,510
Management salaries	30,000	30,000	60,000	60,000
Legal and audit	-	14,750	950	14,750
Shareholder information	1,791	16,331	1,791	16,331
Directors' fees	22,000	6,000	22,000	6,000
Travel and business development	12,716	22,747	26,440	32,135
Office and general	15,352	1,906	22,709	6,345
Expense allowance	4,500	5,448	9,000	9,948
Transfer agent fees	2,189	250	3,329	1,069
Share of loss (income) of Ekwan Technology Corporation	6,824	(7,561)	7,824	19,818
	104,425	64,270	175,436	167,906
Net income (loss) before the following:	(104,425)	44,629	(173,155)	(23,528)
Recovery of management fees (Note 7)	105,000	-	105,000	-
Gain on sale of subsidiary (Note 8)	99	-	99	-
Net income (loss) for the period	674	44,629	(68,056)	(23,528)
Deficit, beginning of period	(4,032,674)	(3,604,876)	(3,963,944)	(3,536,719)
Deficit, end of period	$ (4,032,000)	$ (3,560,247)	$ (4,032,000)	$ (3,560,247)

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003	Six Months Ended November 30, 2004	Six Months Ended November 30, 2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ 674	$ 44,629	$ (68,056)	$ (23,528)
Adjustments to reconcile net loss to net cash provided by operating activities				
Gain on sale of marketable securities	-	(94,776)	(2,016)	(129,763)
Share of loss (income) of Ekwan Technology Corporation	6,824	(7,561)	7,824	19,818
Write-down of marketable securities	9,053	(25,601)	21,393	1,510
Changes in non-cash working capital balances				
Accounts receivable	(105,551)	(820)	(106,128)	(559)
Income taxes recoverable	-	105,002	-	105,002
Accounts payable and accrued liabilities	9,219	(6,498)	7,095	(14,844)
	(79,781)	14,375	(139,888)	(42,364)
INVESTING ACTIVITIES				
Proceeds from sale of marketable securities, net of purchases	-	175,276	(26,640)	426,089
Change in cash	(79,781)	189,651	(166,528)	383,725
Cash, beginning of period	358,183	382,449	444,930	188,375
Cash, end of period	$ 278,402	$ 572,100	$ 278,402	$ 572,100

Continental Precious Minerals Inc.
Notes to Consolidated Financial Statements
(Prepared By Management - Unaudited)
Six months ended November 30, 2004

1. ACCOUNTING POLICIES

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended November 30, 2004 are not necessarily indicative of the results that may be expected for the year ending May 31, 2005.

The balance sheet at May 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended May 31, 2004. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended May 31, 2004.

2. STOCK OPTIONS

The continuity of outstanding options for the purchase of common shares of the Company, all of which are exercisable, is as follows:

	NUMBER OF STOCK OPTIONS #	WEIGHTED AVERAGE EXERCISE PRICE $
Opening Balance	480,736	0.13
Options expired	(184,309)	0.15
Ending Balance	296,427	0.11

The following stock options were outstanding as of November 30, 2004:

Number of shares	Expiry Date	Exercise Price ($)
80,000	November 26, 2006	0.15
216,427	December 9, 2007	0.10
296,427		

No stock options were issued during the period.

3. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

		2004		2003
Loss per share, basic	$	0.01	$	0.00
Loss per share, diluted	$	0.01	$	0.00
Numerator of basic and diluted loss per share:				
Loss for the period	$	(68,056)	$	(23,528)
Denominators:				
Weighted average number of common shares		5,796,513		5,796,513
Weighted average number of diluted common shares		5,796,513		5,796,513

4. INCOME TAXES

Estimated taxable income for the period is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2004 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

5. RELATED PARTIES NOT DISCLOSED ELSEWHERE

Included in accounts payable is an advance totaling $6,820 (2003 - $6,820) from Ed Godin, the Company's director and President. The advance due to the related party is interest free and has no fixed repayment terms.

6. SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in mineral exploration through investing in resource properties and other companies who are engaged in mineral exploration. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for revenue and (loss) income for the period also represent segment amounts.

All of the Company's operations are located in Canada.

7. RECOVERY OF MANAGEMENT FEES

The President of the Company has committed to returning to the Company $105,000 of management fees which it paid to him from October 2003 to November 2004. The payments to the Company will be on the basis of $2,000 per month to commence on January 30, 2005.

8. SALE OF SUBSIDIARY

On November 30, 2004, the Company sold its investment in Cambodia Ventures Limited for $100.

Supplement to Financial Statements
(Prepared By Management - Unaudited)
Six months ended November 30, 2004

As of January 6, 2005, the following securities were outstanding:

1) 5,796,513 common shares

2) Stock options

Number of shares	Expiry Date	Exercise Price ($)
80,000	November 26, 2006	0.15
216,427	December 9, 2007	0.10
296,427		

Management's Discussion and Analysis – Second Quarter 2005

This management discussion and analysis ("MD&A") of results of operations and financial condition of Continental Precious Minerals Inc. ("Continental" or "the Company") describes the operating and audited financial results of the Company for the second quarter ended November 30, 2004 ("second quarter 2005"). The MD&A supplements, but does not form part of the financial statements of the Company and should be read in conjunction with Continental's un-audited consolidated financial statements and related notes for the second quarter 2005 and fiscal 2004 ended May 31, 2004. The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the energy market and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Date of MD&A
This MD&A was prepared on January 6, 2005.

Overall Performance
Description of the Business
Continental is a junior natural resource and mining company with equity investments in companies involved in exploration, development and production. For the last 17 years, the Company has generally acquired mining properties in areas where mineral exploration was active. These properties were subsequently either sold or farmed out to other companies with Continental normally retaining a residual interest. During the last seven years, the Company has not been very active in the exploration field.

In the recent fiscal year ended May 2004, Continental made several attempts to acquire mining companies with existing operations. The Company carried out due diligence in the Fall of 2003, on a junior gold mine in South Africa known as the Klip Wall Mine. The mine was in receivership and Continental submitted a bid to acquire the mine, but it was rejected. In March 2004, the Company made a further attempt to acquire a gold deposit in Finland. Continental submitted a letter of intent to the owners, but they have not made a decision on disposing this asset. In June 2004, Continental made on offer on a large-scale, low-grade nickel deposit, also located in Finland, and it was rejected.

Investment in Ekwan Technology Corporation
In March 2000, Continental and several other investors formed a private company called Ekwan Technology Corporation (Ekwan) to develop and exploit an advanced technology known as airborne hyperspectral remote sensing. The technology is especially well suited to mineral exploration, using an instrument known as a hyperspectral imager. The technology consists of sensors mounted in an aircraft - coupled with very robust data acquisition systems and special navigation devices, the sensors produce detailed and precise mineral maps of the measured earth surface. The technology can produce the data required for mineral map images, 2000 feet wide and 100 miles long in an hour. High-quality exploration targets can be obtained in three to four days after the data has been obtained.

To date, Continental has an equity deficiency of $138,264 related to Ekwan. This investment has produced a proprietary hyperspectral instrument with related specialized software. Ekwan is now operational and preparing to commence a large-scale survey in the states of Nevada,

Arizona and New Mexico. An agreement to finance the survey has been signed with an American exploration company, which includes a 20% carried interest in any mineral discovery resulting from the findings of Ekwan technology. Ekwan's objective is to use this technology for its own exploration as well as to provide a service to other companies.

On November 30, 2004, Continental sold its investment in Cambodia Ventures Limited for $100.

Results of Operations

Second Quarter 2005
Continental's revenue is dependant on the sales of marketable securities of Ekwan Technology and of its exploration data, and on potential future royalties from resource properties, of which there were nil in the three months ended November 30, 2004.

Continental recorded higher expenses in the second quarter 2005 compared to the same quarter the previous year. The increased expenses were related to additional examination, evaluation and submission of bids to invest in mineral deposits in South Africa and Finland.

As a mineral exploration company, the Company's expenditures are generally capitalized.

In the second quarter 2005, Continental recorded positive net income due to the President of Continental committing to returning $105,000 of management fees paid to him between October 2003 and November 2004 (payments of $2,000 per month commence January 30, 2005).

Net losses incurred during the six months ended November 30, 2004 and 2003 were the result of administrative expenses exceeding revenues. This resultant negative cash flow reduced quarter-end Cash and cash equivalents and Assets from those recorded in the same periods the previous fiscal year.

At this time, Continental management is anticipating a loss from operations, and therefore an ongoing annual deficit.

	Three months ended Nov.30, 2004	Three months ended Nov.30, 2003	Three months ended Aug. 31, 2004
Revenue	$ 0	$ 108,899	$2,281
Operating expenses	104,425	64,270	71,011
Operating income (loss)	(104,425)	44,629	(68,730)
Recovery of management fees	105,000	0	0
Net income (loss)	674	44,629	(68,730)
Net income (loss) per share	0.00	0.01	(0.01)
Cash flows from (used in) operating activities	(79,781)	14,375	(60,107)
Cash and cash equivalents, end of period	278,402	572,100	358,183
Assets	455,556	762,354	438,839
Long-term liabilities	0	0	0
Dividends	0	0	0

	Six months ended Nov.30, 2004	Six months ended Nov.30, 2003
Revenue	$ 2,281	$ 144,378
Operating expenses	175,436	167,906
Operating income (loss)	(173,436)	(23,528)
Recovery of management fees	105,000	0
Net income (loss)	(68,056)	(23,528)
Net income (loss) per share	(0.01)	0.00
Cash flows from (used in) operating activities	(139,888)	(42,364)
Cash and cash equivalents, end of period	278,402	572,100
Assets	455,556	762,354
Long-term liabilities	0	0
Dividends	0	0

Summary of Quarterly Results

The following tables set out financial performance highlights for previous quarters.

	Fourth Quarter May 31, 2004	**Third Quarter** February 29, 2004	**Second Quarter** November 30, 2003	**First Quarter** August 31, 2003
Revenue	$19,343	$0	$108,899	$35,479
Expenses	354,069	81,205	64,270	103,636
Net income (loss)	(322,492)	(81,205)	44,629	(68,157)
Net income (loss) per share	(0.06)	(0.01)	0.01	(0.01)
Cash flows from (used in) operating activities	(75,543)	(78,614)	14,375	(56,739)
Cash and cash equivalents, end of period	444,930	493,486	572,100	382,449
Assets	508,693	676,018	762,354	724,223
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

	Fourth Quarter May 31, 2003	**Third Quarter** February 28, 2003
Revenue	$1,165	$25,188
Expenses	115,966	87,698
Net income (loss)	(114,801)	(62,510)
Net income (loss) per share	(0.02)	(0.01)
Cash flows from (used in) operating activities	(70,772)	(49,803)
Cash and cash equivalents, end of period	188,375	328,089
Assets	800,726	920,626
Long-term liabilities	0	0
Dividends	0	0

Liquidity and Capital Resources

At this time the Company is not anticipating a profit from operations, therefore it will rely on its ability to obtain equity or debt financing for long-term growth. The shares that Continental owns in Ekwan may provide a source of liquidity in the event Ekwan becomes a public issuer.

Continental recorded working capital of $283,051 as at November 30, 2004 ($351,107 at fiscal year end May 31, 2004) and cash & cash equivalents of $278,402 ($444,930 at fiscal year end 2004).

At year end, the Company had capital loss carry-forwards of approximately $656,000, various mining and oil & gas tax pools of approximately $73,600, and non-capital loss carry-forwards of approximately $934,700. Therefore the Company has no foreseeable, future tax liabilities.

Based on assumptions about future business development, revenues and costs, Continental expects to have sufficient cash reserves to maintain operation throughout fiscal 2005.

Thereafter, the Company will need additional capital. Continental currently does not have any credit facilities with financial institutions.

Since no significant capital expenditures are planned, management believes that it can continue operations in the short term with the Company's current capital resources.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

Transactions with Related Parties

Continental's accounts payable at second quarter end included an advance of $6,820, which is interest free and has no fixed repayment terms, from Ed Godin - the Company's president and a director.

Proposed Transactions

There are no proposed transactions at this time.

Critical Accounting Estimates

Continental did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies

There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments

The Company has not made use of any hedging or other financial instruments, and is not exposed to significant interest rate nor credit risks arising from its financial instruments.

Risks and Uncertainties

Continental's business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Continental common shares should be considered speculative.

Disclosure of Outstanding Share Data

Continental's common shares trade on the TSX Venture Exchange under the symbol CZQ.H.

On January 6, 2005 the Company had 5,796,513 common shares outstanding and 296,427 stock options with a weighted average exercise price of $0.11 per share and expiry dates between November 2006 and December 2007.

Additional Information

Additional information relating to Continental is available on the Internet at the SEDAR website located at www.sedar.com.